NAMAKWA TECHNICAL REPORT SUMMARY 1 Namakwa Technical Report Summary Exhibit 96.3 1 Executive Summary Tronox acquired the majority stake in the Namakwa project from Exxaro in 2012 and has since attained the complete asset. The operations at Namakwa were originally established by Anglo in 1994 and have operated continuously since. The total project involves two mining operations at Brand-se-Baai, each with an associated wet gravity concentrator and secondary upgrading plant that treats blended HMC from the two operations. The rough ilmenite magnetics and the zircon/rutile non magnetics are trucked 52km south to the MSP operation near Koekenaap where finished mineral products are produced. The ilmenite product is consumed internally and converted to a titanium slag and pig iron co-product in arc furnaces located at Saldanha Bay 200 km further south. Ultimately the titanium slag and rutile products from these operations are consumed as feedstock at Tronox integrated pigment production facilities located around the globe. Being situated on an historical coastline the Graauwduinen West orebody received source sediment via established fluvial-marine courses, whereas the source of the Graauwduinen East orebody is considered to originate from a distinct fluvial-aeolian corridor. Both mines operate with typical earth moving equipment and haulage fleets with shiftable belt conveyors also used to transport mined ore to the concentrators, some kilometres away. There are 3 Mining Rights covering the mining and processing operation and are held 100% by Tronox Mineral Sands Pty Ltd, a wholly owned subsidiary of the Company. The defined Reserves are 703Mt at an in-ground grade of 2.90% ilmenite, and 0.63% zircon. Current Resources in addition to the Reserve tonnage is 306Mt at a grade of 2.05% ilmenite and 0.43% zircon. 2 Introduction This report has been prepared by Tronox Holdings Plc in compliance with the US Federal Commission’s modernization of reporting rules for mineral assets located at Namakwa Sands in the Western Cape, South Africa. Information used to support this technical summary report includes the annual Mineral Resources and Reserves report listed in the references section of this report. Mineral Resources and Mineral Reserves as of 31st December, 2021 are summarised in Table 2 and Table 3 in section 11 and section 12 respectively of this report. A Qualified Person works at the Namakwa Sands site and frequently visits the mining areas. Discussions with site management on resource utilisation and optimisation opportunities are held regularly. During the periodic drilling activities, a qualified person regularly attends site activities. 3 Property Description Tronox Mineral Sands Pty Ltd is a subsidiary of Tronox Holdings Plc and holds 100% of the rights at Namakwa Sands Operations which includes: • The Northern operations consisting of the Brand-se-Baai mining operations and the Mineral Separation Plant at Koekenaap • The Southern operations that consist of the Smelting Operations at Saldanha Bay along with administrative headquarters. See Figure 1 on next page.

NAMAKWA TECHNICAL REPORT SUMMARY 2 Figure 1: Location of Western Cape operations

Production comes from two shallow open pit mines where excavators and front-end loaders extract free running and lightly consolidated/cemented sand. The ore is conveyed to two primary concentrator plants (PCP) that utilize wet spirals to produce a heavy mineral concentrate. These concentrates are pumped to a secondary concentrator plant (SCP) where wet high-intensity magnetic separators (WHIMS) and spirals are used to produce a zircon-rich non-magnetic concentrate, and a magnetic concentrate comprising mainly ilmenite. An ilmenite rich secondary stream from the SCP is reprocessed at a separate plant called the UMM Plant to produce a crude ilmenite. SCP and UMM concentrates are separately trucked to and treated at the mineral separation plant (MSP) near Koekenaap, where a series of magnetic and electrical high-tension separators are employed to produce ilmenite, rutile, and zircon products. These products are transported from the Mineral Separation Plant to the Smelter using the Saldanha-Sishen railway network.

The Southern Operations consist of the administrative headquarters and smelter operations and are located 3 km from the Saldanha export harbour. The smelting process comprises the carbonaceous reduction of ilmenite using DC arc furnaces to produce titanium slag and pig iron. The received rutile and zircon products as well as the titanium slag are stored in on-site silos from where it is distributed in bag, container, or bulk shipment format.

Mining tenements in South Africa are managed at a national level. In the Western Cape, Mining Rights and Prospecting Rights are granted and administered by the South African Department of Mineral Resources and Energy.

The Mining Rights for Namakwa are shown in Table 1 and Figure 2.

Table 1: Tronox Mining Rights, west coast of South Africa

Area/Farm	DMRE Ref. no.	Area (ha)	Current status
Goeraap 140 Portion 17	WC 30/5/1/2/2/114 MR	250	active, expires 17 August 2038
Graauwduinen 152 Portion 1	WC 30/5/1/2/2/114 MR	2,978	active, expires 17 August 2038
Hartebeeste Kom 156 Portion 1 & 2	WC 30/5/1/2/2/114 MR	3,903	active, expires 17 August 2038
Rietfontein Ext 151 Portion 1 & 2	WC 30/5/1/2/2/114 MR	2,084	active, expires 17 August 2038
Hartebeeste Kom 156 Portion 3	WC 30/5/1/2/2/113 MR	1,790	active, expires 17 August 2038
Houtkraal 143 Portion 3	WC 30/5/1/2/2/113 MR	1,780	active, expires 17 August 2038
Graauwduinen 152 Portion 2	WC 30/5/1/2/2/10040 MR	599	active, expires 29 March 2046
Graauwduinen 152 Remaining Extent	WC 30/5/1/2/2/10040 MR	1,776	active, expires 29 March 2046
Rietfontein Ext 151 Remaining Extent	WC 30/5/1/2/2/10040 MR	2,536	active, expires 29 March 2046
Houtkraal 143 Remainder of Portion 2	WC 30/5/1/2/2/10040 MR	645	active, expires 29 March 2046
Houtkraal 143 Remaining Extent	WC 30/5/1/2/2/10040 MR	864	active, expires 29 March 2046

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NAMAKWA TECHNICAL REPORT SUMMARY 4 Figure 2: Namakwa Sands tenement plans

NAMAKWA TECHNICAL REPORT SUMMARY 5 The total area covered by the Mining Rights is 19,205 hectares as shown in Figure 2 above. The minerals in South Africa belong to the Government and Tronox is obligated to pay a royalty to the South African Revenue Services (SARS) based on the sales of final mineral products. The actual royalty payable depends on the EBIT (Earnings before Interest and Tax) adjusted for capex redeemed, generated through the “sales” of mineral products. The royalty percentage ranges between a minimum of 0.5% to a maximum of 7%. Tronox owns all the properties for which it holds Mining Rights. 4 Accessibility The project area is characterised by low-lying weathered sandplains situated in the arid succulent Karoo biome, on the South African West Coast. The region’s climate is characterised by low winter rainfall, 150mm annual average, high summer temperatures, maxima exceeding 40°C and high-water evaporation rates. Wind speeds are periodically sufficient to mobilize fine sands. The Brand-se-Baai site, the MSP and the Saldanha operations are connected by the bituminized roads R362, R363 and R364. The N7 national highway runs from Cape Town to north of Brand-se-Baai approximately parallel to the coastal roads mentioned but slightly further inland (Figure 1). Land that is not mined, and which falls outside of any active mining areas, is leased back to the neighbouring farmers for on-going use as grazing for small stock. The northern boundary of the mine abuts onto a well-established salt works located on the Sout River estuary. The farm to the east of the mine also runs a guesthouse. Employees live in local towns of Koekenaap, Lutzville, Vredendal but spread as far as Klawer, Vanrhynsdorp and surrounding areas. The company runs buses and vans for employees from all local towns to Koekenaap and Brand-se-Baai each shift change. Infrastructure availability is disclosed in section 15. 5 History Exploration for heavy minerals along the coastal strip of southwest Africa led to the discovery and subsequent delineation of the Namakwa Sands deposit near Brand-se-Baai in 1987. In September 1994 Anglo Operations Ltd commenced mining and processing at the West mine ore body. In 2008 Exxaro Resources acquired the Namakwa operations from Anglo and then in 2012 Tronox acquired 74% of Namakwa Mineral Sands Pty Ltd. In 2021 Tronox acquired the whole of Namakwa Mineral Sands Pty Ltd. 6 Geological Setting, Mineralisation and Deposit Heavy mineral sand placer deposits are surface mineral deposits formed by mechanical concentration of resistant heavy minerals derived from weathered material. The formation of heavy mineral sand deposits requires the interaction between a provenance (source), transporting systems (marine, fluvial and/or terrestrial) and a depositional environment, within which certain concentration processes prevail. The Namakwa Sands deposit consists of two adjacent orebodies, referred to as the Graauwduinen West orebody and the Graauwduinen East orebody, which are named after the farm Graauw Duinen, the discovery site. A SE-NW trending depression called Langlaagte Corridor defines the border between the two orebodies (Figure 3).

Figure 3: Typical Cross Section for Namakwa deposits.



GD West
GD East
Kalkbaken Hill
Hartebees Basin
Langlaagte Corridor
Sandkop Hill
Groot-Goeraap River
150 mamsl
100
50
0
SW
NE
5000 m
Grou Dunes
RET
RAS
OFSM
Strandline West
OFSW
OFSM2
Strandline East
Other Sands
Bedrock

The Graauwduinen West orebody

The Graauwduinen West orebody comprises a barren paleodune complex that is overlain by a series of elevated strandline deposits, which in turn have been largely reworked into a dune sequence superimposed with duricrust. Free-flowing cover sands terminate this stratigraphy.

Basement in the area comprises mostly the mid-Neoproterozoic Gariep Supergroup metasediments, with lesser contributions from the Mesoproterozoic Namaqualand Metamorphic Province rocks (Figure 4).

A collection of barren, unconsolidated, well sorted, fine-grained aeolian sands called the Other Sands cover the bedrock predominantly.

The eastward-thickening, shallow-marine succession of Strandline East represents the first major stage of local marine sedimentation. This raised, fossilized strandline deposit lies approximately 2 km inland from the current coastline and displays typical log spiral morphology.

In a northerly direction Strandline East is about 5.5 km long, up to 1 km wide, and 5 m thick on average. Eastward it pinches out around 50 m amsl. Northward the Other Sand underlie Strandline East, but to the south downward to 20 m amsl, it covers bedrock directly. Highly mineralized, moderately sorted, medium-grained, dark-brown, olive-green, and black sands occupy the top part of Strandline East. Most parts of Strandline East appear to be reworked and redistributed into the above-lying Orange Feldspathic Sands Mineralized 2.

The basal unit of the Orange Feldspathic Sands Waste (OFSW) comprises a 1m to 2m-thick, fairly developed duricrust horizon. Thin, localized mud pans and sandy colluvial lithologies are often interfingered. The following lithology consists of an unconsolidated, distinctly dark-yellow, moderately sorted, medium-grained sand. The aeolian fossil contents peak in this unit, resulting in an anomalous phosphorous signature particular to the 75- to 90-m amsl level and surrounds.

Strandline West characterizes the next major marine transgression to a maximum elevation of 30 m amsl. This strandline deposit exhibits similar features to Strandline East but is about half the size.

The third mineralized dune succession called Orange Feldspathic Sands Mineralized (OFSM) hosts the bulk of the ore of the Namakwa Sands deposit (Figure 3). Its four lithologies form a relatively massive, seaward-thickening wedge, which can be up to 30 m thick. The basal portion constitutes a yellow, well developed duricrust horizon, referred to as the Hards, which cemented an assortment of terrestrial fossil types. In the western part of the Graauwduinen West orebody the Hards overlie reworked Strandline West, but toward the east it rests on the top of the Orange Feldspathic Sands Waste. Compared to the Subhards, the Hards are also predominantly calcareous but have a higher clay content.

The fourth mineralized dune succession, which is distinctly rubified, includes a complex duricrust horizon called Dorbank, which is overlain by free-flowing Red Aeolian Sands. The characteristic red coloration of both these units relates to prolonged oxidation of ferruginous minerals in a hot and arid climate that has marked the area since the Quaternary. The Dorbank occupies the top part of the Orange Feldspathic Sands Mineralized and is mapped across the entire Graauwduinen West orebody. The vertical thickness of cementation is inconsistent, ranging up to 15 m, and laterally it can be extremely discontinuous. On a larger scale, the Dorbank manifests thickest in topographic depressions, thinning to the northeast and southwest flanks, approximating basin-like morphology.

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NAMAKWA TECHNICAL REPORT SUMMARY 7 Figure 4: Local Geology of the Namakwa Sands area

NAMAKWA TECHNICAL REPORT SUMMARY 8 Intensely reddened, fine-grained, moderately sorted, up to 5 m thick, free-flowing sands of the Red Aeolian Sands (RAS) cover the Dorbank unconformably. These aeolian sands are generally structureless with abundant fauna and flora taxa relics (Figure 3). The Graauwduinen East orebody The Graauwduinen East orebody represents surficial aeolian sands, overlying a clayeous dune sequence, cast on top of barren sands. Intercalations between mid-Neoproterozoic Gariep Supergroup and Mesoproterozoic Namaqualand Metamorphic Province basement lithologies become more common here (Figure 4). Unlike the generally flat and scoured bedrock profile encountered in the Graauwduinen West orebody, the bedrock in the Graauwduinen East orebody displays extreme undulation and outcrops frequently, noticeably to the southeast. The bulk of the ore in the Graauwduinen East orebody is represented by the above-lying Orange Feldspathic Sands Mineralized, but the two constituting lithologies are much thinner than found in the Graauwduinen West orebody (Figure 3). The average thickness is about 5 m, but in the eastern part of the Graauwduinen East orebody the Orange Feldspathic Sands Mineralized can be up to 20 m thick. In the Graauwduinen East orebody, the base of the Orange Feldspathic Sands Mineralized is cast as a laterally continuous, single layer duricrust horizon, called Hardpan that can reach up to 5 m in thickness. Its streaky, orange-white, rust-like appearance is very different to the Subhards or Hards found in the Graauwduinen West orebody. Instead, it resembles the type of duricrust that underlies much of the Namaqualand coastal plain. The physical competency of the Hardpan is also considerably weaker than the duricrust mapped in the Graauwduinen West orebody and it appears compacted rather than lithified. This is possibly because the cementing agent is a noncalcareous, ferrialuminous clay. The Red Aeolian Sands are also substantially thicker, and it constitutes light-orange, well-sorted, medium-grained, unconsolidated, but well-articulated sands. these particular Red Aeolian Sands are considered incongruous to the Red Aeolian Sands in the Graauwduinen West orebody (Figure 3). Mineralogical Classification Heavy mineral assemblages representing the two orebodies are distinctly different. The Graauwduinen West orebody lithologies are characterized by heavy mineral assemblages that contain high quantities of garnet and pyroxene, and conversely lesser quantities of ilmenite and zircon. By contrast, heavy mineral assemblages of the Graauwduinen East orebody lithologies are appreciably enriched in ilmenite and zircon and host smaller proportions of the other key heavy minerals, particularly pyroxene. On average the Graauwduinen West orebody contains 34% ilmenite, 8% zircon, 8% leucoxene, 3% rutile, 16% garnet, 17% pyroxene, and 14% other heavy minerals in the THM. Heavy mineral assemblages of the Graauwduinen East orebody typically contain 60% ilmenite, 13% zircon, 7% leucoxene, 4% rutile, 6% garnet, 1% pyroxene, and 9% other heavy minerals in THM. The proportion of valuable minerals in the total heavy mineral suite increases upward in the Graauwduinen West orebody stratigraphy, from 34% in Strandline East to 78% in the Red Aeolian Sands. The Graauwduinen East orebody, by comparison, features appreciably better and more consistent valuable heavy mineral proportion of typically around 85%. Ilmenite dominates all the valuable heavy mineral fractions without exception, followed by zircon, leucoxene, and rutile in that order of abundance; however, their proportions also differ for the two orebodies. Upward in both orebodies, the proportion of zircon increases at the expense of ilmenite, whereas the rutile abundance remains relatively uniform. The various geological units differ strikingly in VHM content. East Mine RAS has a high VHM content, which explains its superior processing character in comparison to the lesser-pronounced West Mine RAS. The bulk of the mineralisation (OFSM) typically comprises only 50% VHM due to the presence of nearly equal amounts of garnet and pyriboles. The OFSM2 represents the poorest section of the economic horizon with low VHM values characterising the grade-enriched strandline deposits, whereas the uneconomic units (OFSW and Other Sands) contain garnet, pyroxene and other heavy minerals in appreciable amounts at the expense of the valuable minerals. Mineral components such as apatite, kyanite, monazite, chromite and cassiterite generally occur in trace amounts (<0.2% in total) and their distribution is grade related. Of interest recently is the potential use of monazite, both in contained ore bodies and in stockpiled sources located near the Mineral Separation processes at Namakwa. Monazite has increasing commercial value due to a high concentration of rare earth metals which can be separated by well-established methods. Rare earths are expected to remain in high demand as demand grows for electric vehicles, wind turbines, and consumer goods that require rare earth-containing permanent magnets. We currently do not know the metallurgical recovery potential for the monazite as our processes have historically focused on traditional valuable minerals. Given the increasing importance of monazite, we are evaluating new processes to better understand the grade and recoverability of monazite in our mining tenements. Mineral coatings, defined as non-discrete mineral matter, is prevalent on all minerals. They are extremely variable for all geological units, but on average the OFSM and OFSM2 are more coated than the RAS. A reddish clay-like substance almost exclusively coats the RAS minerals whereas yellowish-white silicate coatings, most likely related to the dorbank event are more characteristic of the OFSM. In summary, the Namakwa Sands Deposit is an elongated ore body confined between two topographic highs and strikes from the Atlantic Coast inland for approximately 14 km into a north-eastern direction (Figure 2, Figure 3). Along its widest part the ore body extends over approximately 4 km. The mineralisation extends from within the sea, but for environmental reasons a setback of 300m from the high-water mark along the beach, has been established. In the western ore body, the mining depth is defined by lithological and/or mineralization parameters. It varies in depth from about 20m in the west, as defined by the bedrock contact, to about 50m in the east where the boundary is defined by barren or poorly mineralised other sand. However, the final mining depths are determined during production scheduling, by the economic mineable material. The eastern ore body consists of a thin veneer of aeolian surface sand, and an underlying deeper resource in the northern parts. The ore body extends over 17,000 hectares, with some possibility of extension. The mineralisation stretches from surface down to basement/other sand and no overburden stripping is required.

7 Exploration

Currently all drilling is confined to the Mining Right area. There is no greenfields exploration work to disclose.

8 Sample Preparation, Analyses and Security

Drilling

Reverse circulation "aircore" drilling is mainly used, other than for the shallow free-flowing mineralised sands, (RAS) where auger sampling methods are employed.

Aircore drilling is completed using a small Landcruiser mounted drill. This style of drilling suits the soft sand ground conditions, and the drilling is relatively shallow (5-40m) and very rapid.

Holes are drilled vertically using three metre NQ size rods, giving a nominal hole diameter at the bit of 83 mm. Drill samples are collected in one metre continuous intervals from surface. The drill sample return is captured through a cyclone to separate the air and reduce sand velocity which is then captured in plastic sample bags and riffle split to approximately 3 to 5 kg each at the drill site. All samples are sent to the Tronox's internal lab for clay fines and heavy mineral analysis.

Figure 5 and Figure 6 show the auger and aircore drilling density over the mining authorization that is not mined out.

Figure 5: Namakwa Sands Aircore Drillholes


30 000
35 000
40 000
45 000
50 000
Namakwa Sands - Aircore Drillholes
-51 000
-56 000
-61 000
-66 000
-71 000
-76 000

At the laboratory, approximately 300g drawn from the 8-pot rotary splitter is dry screened at 1mm to remove oversize material.

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Figure 6: Namakwa Sands Auger Drillholes


Namakwa Sands - Auger Drillholes
30 000
35 000
40 000
45 000
50 000
-51 000
-56 000
-61 000
-66 000
-71 000
-76 000

Clay fines, Oversize and Total Heavy Mineral Analyses

At the laboratory, approximately 300g drawn from the 8-pot rotary splitter is dry screened at 1mm to remove oversize material. Another 300g sample is taken and submitted for XRF analyses. A reference sample is also kept and is stored on site. The clay fines are removed by wet screening at 45microns and the intermediate of these two operations is subjected to SG 2.85gcm-3 bromoform to capture the quantity of Heavy Mineral sinks. All masses are converted to percentages based on initial sample mass and the mass of the relevant sub fraction.

Fused disc XRF analysis of in situ material is used to determine the main oxide abundances, including TiO^2 and ZrO^2.

Assay data is returned from the laboratory in digital format and merged into a relational database.

Mineralogical Analyses

QEMSCAN, an adaptation of SEM technology, uses the relatively fast assay scan results to match with results obtained from known minerals in a standard suite of samples. The method is particularly useful for detecting titano-haematite and intergrowths of ilmenite and haematite.

Since inception of the mine in 1994, the distribution of the TiO^2 and ZrO^2 between the ilmenite, rutile, leucoxene and zircon has been estimated from the XRF data. Quantitative electron scanning microscopy (QEMSCAN), development work since 2006, has refined the conversion of the metal analysis into mineral species.

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9 Data Verification

XRF standards

Practice at Namakwa Sands includes the submission a high- and low-grade matrix-matched Control Reference Material (CRM) from East RAS tailings spiked with known quantities of Namakwa Sands ilmenite and zircon concentrate. The spiked samples were submitted to various laboratories and the certified mean, upper and lower limits determined.

Two CRM's of known different grades (low and high) are submitted with the lab samples on an alternating basis to identify and quantify XRF lab accuracy, precision, and bias. CRM samples are submitted at the rate of one in every ten samples submitted to the labs in batches of fifty. A sequential numbering system is used, rather than separate identifiers for standards and replicates. This maintains sample anonymity within the laboratory.

Standard control charts are maintained during the course of the drilling program to highlight and address lab anomalies. A batch should be repeated if 2 values in the batch fall outside of 5%, or 2 standard deviations of the mean. A total 95% of the standards are required to fall within 5% of the mean for the exploration programme.

Blanks

The blind submission of blanks is required to identify contamination during the XRF lab sample preparation process. The total sample programme contains a minimum of 5% (1 in 20) blank submissions. Two blank numbered samples are added randomly in sample batches. Values are continually monitored on Blank Control Charts.

Replicates

At least 10% of the total sample programme contain identical coarse replicates obtained by the rotary splitting of selected samples. These are submitted (blindly) to the XRF lab to quantify analytical precision and to detect sample preparation errors. This is monitored by means of replicate control charts and any anomalies validated with the XRF laboratory.

Summary of Geochemical Quality Assurance and Quality Control

From the recent West Mine drilling campaign, of the 11,320 samples analysed at ALS, Johannesburg, only one duplicate representing one batch of 50 samples was repeated as it had plotted beyond the trigger limits ((Figure 7). This is 0.4% of the total samples under consideration.

Figure 7: Replicate control charts for TiO_2 and ZrO_2.



TiO2 REPLICATES
+10%
-10%
y = 1.0008x
R² = 0.9942
TiO2 DUPLICATE
TiO2 ORIGINAL
ZrO2 REPLICATES
+10%
-10%
y = 0.9955x
R² = 0.9917
ZrO2 DUPLICATE
ZrO2 ORIGINAL

One batch of control sample low was queried and re-analysed. This represents 0.4% total samples analysed. Two batches of control sample high were queried and re-analysed. This represents 1% total samples analysed.

The analyses in total performed beyond 95% target confidence.

The Qualified Person considers the data validation confirms that the accuracy of the mineralisation assays is in line with industry standards and is suitable to support estimates of Resources and Reserves.

10 Mineral Processing and Metallurgical Testing

More than two decades of mining and processing mineral from the Namakwa field along with production forecast modelling techniques and extensive ore characterization work on zone composites provides substantial and suitable recovery prediction information. The methods used are industry standard.

Various studies have quantified the impacts on recovery of poor mineral liberation, anomalously high abundance of garnets and pyroxenes and variations in particle chemistry. The others content is the most significant constraint to ilmenite recovery, whereas zircon chemistry is the most important negative factor in the production of a premium quality zircon product. Results of studies have been used to refine the geometallurgical model and identify opportunities to optimise mineral resources utilisation. The geometallurgical model describes selected relationships between ore characteristics and mineral recoveries and is determined from bulk samples. These ore characteristics manifest as bulk properties, for example oversize contents (+1 mm particle size), fines contents (-45 µm particle size), mineral grade and heavy mineral composition.

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NAMAKWA TECHNICAL REPORT SUMMARY 12 11 Mineral Resource Estimates Variography Ordinary Kriging is used for all the estimation processes. Conversion to mineral species from chemical data was done in the block model after the data (ZrO2 and TiO2) were estimated by applying calculations in the block model. The geological resource model was constructed systematically by estimating the relevant grades into the regularised blocks. The various geological horizons were estimated using different methods as discussed below. Prior to ordinary kriging, the appropriate geological horizons (RAS, OFSM, OFSM2, OFSW and two Strandlines) were extracted from the block model using rock type (“material”) selection criteria. The extracted RAS and OFSM were constrained using boundary strings to select (separately), each of the different zones. The geological block model (25m × 25m × 1m blocks) was used as the basis for the construction of the resource model. DTM’s are used as constraints, and all blocks are also assigned a material type in the Surpac block model module. The dorbank is reclassified from within the OFSM layer during the last stage of forming the geological block model based on CaO and MgO ratios. The various geological units are classified into measured, indicated, and inferred resource categories based on: • Drill density • Drilling method and sampling interval • Continuity of mineralisation and geological units • Reliability of assay method and mineralogical information • Frequency and results of QA/QC data Confidence in Estimations Experimental variograms were calculated separately for each variable of all the geological domains, the OFSM2, OFSW and the two strandlines. The Surpac software suite and the appropriate composited borehole data were used for this analysis. The attributes that are modelled are THM, slimes, oversize, ZrO2 and TiO2 content. For OFSM, CaO and MgO estimations were also done. Omni-directional variograms were constructed to determine the Kriging parameters for the estimation process. Variography is completed for all domains to determine anisotropy and to set search ellipsoid parameters. Typical variogram ranges are greater than several hundred metres in any lateral direction. Consistently larger than the drill spacing used to define resources. Block Model Construction Block models are created in Geovia Surpac using a 25m × 25m × 1m block size with one standard level of sub-celling allowed. Grade Estimation The estimation of block grades is completed using the estimation codes and applied hard boundaries to all domains. Estimation is undertaken for heavy mineral, clay fines, oversize and mineral assemblage data. A comparison between the output Block Model THM grade estimate and the input borehole sample THM grades is shown in Figure 8 below.

Figure 8: Sectional comparison of block model grade estimates, borehole grades and resultant variances



Swath Analysis (THM) - Northing
Total Heavy Minerals (%)
12
10
8
6
4
2
0
34 300
34 350
34 400
34 450
34 500
34 550
34 600
34 650
34 700
34 750
34 800
34 850
34 900
34 950
35 000
35 050
35 100
35 150
35200
35250
South - North Section
THM Block Estimate
-10% Variance
+10% Variance
THM Borehole Samples

Cut-off values

Currently resource volumes are established for cut-off grades of 0.3% zircon, which is in line with the breakeven grade.

Density

The relative in situ density has previously been determined using the standard box frame method and averaged 1.7t/m3. To compensate for heavy mineral content of the samples, THM is multiplied by 0.01 and added to the RD factor.

Later tests were performed by external specialists using the box frame method, on all the geological units, except for dorbank and strandlines. The density for all the units came to a value of 1.91 g/cm3. That value is used for all units, but the calculated unit for RAS, Dorbank and the strandlines is retained.

Mineral Resource Classification

The various geological units were classified into measured, indicated and inferred resource categories based on the confidence in the geological analyses, the geological complexity evident in the various stratigraphic units, and the borehole distribution and spacing.

Due to the poly metallic nature Tronox uses economic contribution as a guide to cut-off determination rather than just zircon grade. This also allows for the broad mineralization of surrounding areas. As costs change over time and long-term revenue values change, new reviews are conducted which may lead to a modified mining plan becoming optimal.

The 2021 Mineral Resources Statement for Namakwa Sands is presented in Table 2 on the next page.

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Table 2: Namakwa Sands Summary of Mineral Resources at the End of the Fiscal Year Ended 2021

Exclusive Mineral Resources – Namakwa Sands 2021					
Mineral Resources Category	Material Tonnes Mt	THM Grade (%)	Mineral Assemblage		
			Ilmenite Grade (%)	Rutile + Leucoxene Grade (%)	Zircon Grade (%)
Measured	111	7.3	31.6	5.7	6.9
Indicated	86	6.5	28.3	5.6	6.9
Measured + Indicated	197	6.9	30.1	5.7	6.9
Inferred	110	5.5	35.1	8.1	6.5
TOTAL	**307**	**6.4**	**31.9**	**6.5**	**6.8**

(1) Cut-off grade applied is 0.3% zircon

(2) Mineral Resources are exclusive of Mineral Reserves

12 Mineral Reserve Estimates

Several Life of Mine (LOM) production schedules are produced and run through an economic model. Based on the results of the economic model an optimised schedule is produced.

The material scheduled previously classified as measured will be converted to proven reserves and material previously classified as indicated resources will be converted to probable reserves. If any liabilities e.g., legislative, environmental, etc. exists, proven resources will be downgraded to probable reserves.

Mineral Reserves are subsets of Resources, having used the same modelling processes but with a higher grade and financial outcome metric applied.

The 2021 Mineral Reserves Statement for Namakwa Sands is presented in Table 3 below.

Table 3: Namakwa Sands-Summary of Mineral Reserves at the End of the Fiscal Year Ended 2021

Mineral Reserves – Namakwa Sands 2021						
Mineral Resources Category	Material Tonnes Mt	THM Grade (%)	Mineral Assemblage			Change from 2020
			Ilmenite Grade (%)	Rutile + Leucoxene Grade (%)	Zircon Grade (%)	
Proven	148	7.8	37.0	8.6	9.0	2.7%
Probable	555	5.4	53.7	11.1	11.4	-4.8%
TOTAL	**703**	**5.9**	**49.0**	**10.4**	**10.7**	**-3.3%**

(1) Mineral prices used in Reserve estimation are substantially in line with the prices for each of our products published quarterly by independent consulting companies

(2) Metallurgical recoveries vary by mineral and are discussed in the Economic Analysis Summary

13 Mining Methods

Mining takes place in two distinct areas known as the East and West Mines. The East Mine comprises predominantly shallow mineral sands stripping. The West Mine entails shallow stripping of mineral sands followed by a deeper mining operation recovering hardened materials to a depth of about 40m. The shallow mining is done with front-end loaders onto a conveyor system (East Mine) or dump trucks (West Mine). The deeper mining is done with hydraulic excavators loading rigid dump trucks that convey the material to a central tipping area. Material is transported to the plant via a conveyor system from the tipping areas. Beneath the shallow sands of the East mine lies a future ore body called East OFS for which a definitive feasibility study is almost complete.

East Mining

Currently only the free flowing and lightly consolidated RAS is extracted at the East Mine. At the cessation of East RAS mining in approximately 2025 the underlying more consolidated East OFS mineralization will be extracted.

The present mining method entails front-end loaders loading and carrying aeolian sand to moveable grizzly feeders. These feeders discharge onto shiftable branch conveyors that feed onto a semi-permanent trunk conveyor or directly onto the dual carry conveyor

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(DCC). The trunk conveyor system feeds onto the dual carry conveyor (DCC), which in turn feeds the ore via a stockpile feed conveyor onto the PCP East run of mine (ROM) stockpile. The free-standing grizzly feeders are moved by a track-dozer along the branch conveyors to maintain a maximum haul distance of 100m. A recent layout of the East mining and conveying system is shown in Figure 9 below.

Figure 9: Layout of the East RAS mining and conveyors



Remote Mining, High grade Houtkraal area
Conventional mining area with planned moveable branch Conveyors
Conventional mining moveable trunk Conveyors
Houtkraal moveable trunk Conveyors
Trunk THF
DCC
DCC THF
PCPE
The areas on both sides of the DCC that looks featureless has already been mined-out

Mechanised strip mining is performed in several areas simultaneously after the top 50 mm of topsoil has been dozed off. Where underfoot conditions allow it, front-end loaders simply scoop up the RAS, and carry it over distances of less than 120 m to the nearest grizzly that discharges onto a branch conveyor system. At greater distances (>120 m), or unsuitable underfoot, a truck and shovel method is used to haul and stack ore within reaching distance of a front-end loader. No benching is needed.

The ROM feed to the PCP is transported on the bottom strand of the DCC, while the plant tailings are simultaneously returned on the top strand of that conveyor. The DCC length is currently 6.4 km. The conveyor is powered by four 400kW variable speed drives to discharge bins, from where ADTs collect and haul the plant tails to the backfill areas. The mining sequence is completed by the placement (front-end loader and trucks) and level-dozing of topsoil, after which the rehabilitation process starts along with the placement of windbreak nets. Clearing of vegetation ahead of the mining faces and rehabilitation is carried out concurrently with the mining.

The scheduling of the East RAS mining targets a consistent feed grade blend between the mining areas considering the optimization of the conveyor infrastructure and available EMV fleet. The primary production fleet at the East Mine varies with mine pit location and haulage distances but will typically consist of front end loaders, articulated dump trucks, bulldozers and excavators.

NAMAKWA TECHNICAL REPORT SUMMARY TRONOX 15

West Mining

The West Primary Concentration Plant (PCP West) receives ore from mining of four pits operating within the West Mine. Mining consists of loading ore into haul trucks that discharge into the ROM tipping bin.

By means of an apron feeder ore passes through a vibrating grizzly with the coarse material passing through a primary mineral sizer to -300mm. A secondary mineral sizer, reduces ore down to -150mm and feeds the trunk conveyor to the PCP West stockpile, currently over a distance of 4.3 km.

After mineral separation, the remaining 90% is conveyed on the tailings deposition system back to the mined-out areas for rehabilitation purposes or is utilised to build clay residue dam walls.

The mining sequence starts with strip-dozing the topsoil (top 50 mm of soil) from the surface Red Aeolian Sands (RAS), which is stacked for rehabilitation at a later stage. The remainder of the RAS is mined with a front-end loader and truck combination.

For the deeper ore, mining is accomplished by conventional strip mining, utilising 300-ton excavators, front-end loaders, dozers, and 100 ton and 40-ton dump trucks. Multiple benches, with a height up to 5m, are excavated. It has been established that the double bench mining method increases production and reduces unit cost through less hard padding preparation.

Underlying the RAS is the Orange Feldspathic Sands Mineralised (OFSM), also called "dorbank", is lithified and often requires rip dozing. The bulk of the OFSM is mined with two mass excavators and six haul trucks, in a multiple- 4 m single- or double bench style. Internal sub-economic waste (OFSW) is stripped with a separate excavator-truck fleet and used as backfill. The softer, exposed ore below, which include the OFSM2 and strandline deposits, are also mined with the mass excavator-truck fleet.

Figure 10 below shows a schematic cross-section of the West mine.

Figure 10: Typical cross-section of the West Mine.


N
S
W001321
W001724
W001804
W001887
W001969
RAS
OFSM
WASTE
WASTE
OFSM2
OFSM2
STRE
64m level
60m level
56m level
52m level
48m level
44m level
40m level
36m level
32m level
28m level
10m
20m
30m
40m
0m
10m
20m
50m
100m

The tailings from PCP West are transported on a conveyor system back to the mined-out areas for rehabilitation purposes or is utilised to build clay residue dam walls. The conveyor system consists of a central conveyor, called the Extendable conveyor that runs southwards along the general mining direction, with two perpendicular, shiftable conveyors that can also be extended, resulting in three discharging points for tailings placement. These shiftable conveyors are moved along the Extendable conveyor and discharge the tailings into the mined-out areas. The West Shiftable conveyor is utilised for constructing the residue dams and the East Shiftable conveyor is used for the bulk of the backfill, which covers the greater area of the mined-out areas. Dozers are used to push the tailings beyond the immediate conveyor discharge point, up to 80 m. The mining sequence is completed by the placement (front-end loader and trucks) and level-dozing of topsoil, after which the rehabilitation process starts with the placement of windbreak nets.

Aside from reliable tonnage delivery, mining aims to provide an even feed grade as well as a balance of harder material, clay fines content and oversize.

The upper layers of the West ore body is generally above average grade but with higher grades of related oversize and clay fines residues, whereas the basal part of the West ore body by comparison, is generally lower grade but with low levels of oversize and clay fines.

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NAMAKWA TECHNICAL REPORT SUMMARY 17 The relative tonnages between areas is a balance considering the following parameters: • zircon and ilmenite grades, • oversize (LT 35% +20mm) and clay fines content (LT 15%), • waste stripping ahead of the Extendable conveyor and East Shiftable conveyor, • distances to the ROM tip, • position of mining blocks in relation to advancing tailings. • infrastructure location • available EMV fleet Deposits mined at Namakwa have little issue with digging conditions and therefore geotechnical work is rarely required for the mining mechanical equipment. The ore body lies above the surrounding groundwater level, the quality of which is too salty for human or animal consumption. 14 Processing and Recovery Methods East Primary Concentration Plant (PCP East) Aeolian sand is received from the Mine and fed to the plant from the ROM stockpile by means of vibrating feeders. The feed passes through a trommel screen that removes the +6mm material and then to two linear screens, which further removes the +1mm material. The oversize from both the linear and trommel screens is discharged onto the tailings conveyor. Undersize from the two linear screens is de-slimed with the -45µm material going to thickening units. The +45µm is pumped to the spiral section which comprises two parallel streams each containing rougher, middling, cleaner and scavenger spiral gravity separator banks for the recovery of HM. Spiral tailings go to de-watering cyclones then de-watering screens prior to discharge onto the tailings conveyor. The concentrate is pumped to either an emergency stockpile, from where it is trucked to the Secondary Concentration Plant (SCP), or directly into the feed CD-tank of the SCP. West Primary Concentration Plant (PCP West) This plant consists of two parallel processing streams. ROM is fed to the plant from the ROM stockpile by means of vibrating feeders. A trommel screen removes the +6 mm material. The undersize passes over three primary linear screens, which removes the +1mm material. Undersize is pumped to de-sliming cyclones and then to the spiral section. The cyclone overflow is thickened and pumped to a residue dam. The spiral gravity circuits comprise rougher, middling, cleaner and scavenger spiral banks . The concentrate produced is approximately 90% HM. Spiral tailings are pumped to de-watering cyclones then dewatering screens for discharge onto the tailings conveyor, concentrate is pumped to the SCP. Concentrate stock from an emergency stockpile is trucked to the SCP. For processing harder material the PCP also has 7.3m diameter autogenous pancake scrubber which is fed from the trommel (+6mm) and linear screen oversize (+1 mm) from both the North and South steams. The mill discharge is screened, cycloned and fed to the existing spiral feed tank. Secondary Concentration Plant (SCP) This plant receives HMC concentrate from the East and West Primary Concentration Plants (PCPs). The SCP roughly separates the magnetic (ilmenite) from the non-magnetic (zircon, rutile and leucoxene) material. HMC is fed into the plant via two streams and over linear screens to remove oversize (+1mm) . Drum magnets (LIMS) then remove magnetite before it enters the WHIMS magnet circuit. This circuit comprises rougher, magnetic, middling, non-magnetic, cleaner and scavenger 16 pole WHIMS that produce a magnetic fraction (typically 91% ilmenite) which is attritioned, to remove clay cemented coatings, before being filtered and pumped to the magnetic product bays. Excess unattritioned magnetics (UMM) from the WHIMS circuit that cannot be used immediately in the downstream production process is sent to the UMM stockpile for later retreatment. The bulk of the stockpile was accumulated some years ago and contains predominantly ilmenite with some garnet. The stockpile is currently estimated to be 4.5 Mt and is progressively being processed over the next two decades. The non-magnetic fraction, is sent to the wet gravity spiral circuit for further upgrading. The final non-magnetic product concentrate is typically 55% zircon and 10% rutile. This product is also mechanically attritioned to remove surface coatings and then passed over a belt filter, to remove excess moisture. The magnetic concentrate uses a stacker/blending system to deposit in five drying bays, and is allowed to dry for four to five days before being trucked to the MSP. The non-magnetic concentrate is diverted from the non-mags conveyor, using a stacker/blending system, into the bay where it dries before being trucked to the MSP. Mineral Separation Plant (MSP) The SCP crude ilmenite magnetics are first dried in a paraffin fired fluid bed then rougher processed in a bank of drum magnetic separators to remove garnets as non-magnetics and ilmenite magnetics which are further processed on HTR electrostatic separators to make final product smelter grade ilmenite. The circuitry also has a number of middling and scavenging process streams that are further treated on drum magnets and HTR machines with different settings to recover more ilmenite and reject as much garnet as possible.. The unrecovered ilmenite and garnet ends up in a rejects stockpile.

NAMAKWA TECHNICAL REPORT SUMMARY 18 The SCP zircon rich non magnetics are processed in an entirely separate circuit with no dynamic crossover with the ilmenite circuit. After drying, Induced Roll Magnetic Separators (IRMS) are used to remove iron rich contaminants that would otherwise interfere with the effectiveness of the hot acid leach circuit (HAL) . Dissolution of magnetic monazite and the radio-actives impact on acid effluent is also averted. Of current interest is the development of another circuit to recover monazite from both stockpiled historic reject streams and current HMC production through known separation techniques as monazite has increasing commercial value in the production of rare-earth metals. In the HAL circuit an iron-rich mineral coating that affects electrostatic separation and contributes to iron contamination of zircon products is removed. An upgraded non-magnetic feed from the IRMS circuit is heated in a drier and fed into a rotary reactor where a sulphuric acid solution is added to the hot sand. The heat of the sand bakes the acid on the mineral surface to form iron sulphate. The leached product is quenched, after which the acid effluent is removed. Residual iron coating that remained after the leaching process is removed by attritioners. The acidic effluent is neutralized with lime. Next is a wet gravity circuit, the purpose of which is to remove the less dense minerals like quartz, siliceous leucoxene, kyanite, garnet, pyriboles and other low-density nonvaluable minerals. Up front is a hydrosizer from which the coarser underflow contains the bulk of the zircon and is upgraded through a six stage spiral circuit. The lighter and finer minerals in the hydrosizer overflow are processed over two stages to remove quartz and leucoxenes from the fine zircon. The dry mill is made up of five main circuits: rougher, middlings, zircon, rutile and Zirkwa circuits. The rougher circuit consists of the CoronaStat and MT HTR separators performing the initial separation between zircon and rutile. Conductors from the rougher stage are fed to the rutile plate circuit which includes the tin/cassiterite removal circuit (HTR) and the silica/leucoxene plus ilmenite removal circuit in the process of producing a pigment grade Rutile product. The non-conductors are fed to the zircon plate circuit. The middlings have a separate circuit for scavenging zircon and rutile and also feed the Zirkwa circuit with less amenable mineral. The low TiO2 non-conductors are fed to the zircon plate circuit which consists of a combination of Electrostatic Plate Separators (EPS), Electrostatic Screen Plate Separators (ESPS), High Force Magnets (HFM) and Induced Roll Magnetic Separators (IRMS). This circuit produces a primary grade zircon and rejects, is combined with the middlings and fed to the Zirkwa circuit. The Zirkwa circuit treats the rejects from the middlings circuit, zircon plate circuit and the wet gravity circuit secondary concentrate to produce a secondary zircon product and a final zircon reject stream. The mineralogy, the chemistry and physical characteristics of the Namakwa minerals are quite varied and complex leading to complex interactive MSP circuitry in order to reject trash and sub-specification valuables. The magnetic feed to the MSP comprises ilmenites at a grade of approximately 90% together with 10% of other minerals (predominantly garnet). By contrast the mineral suite of the non-magnetic feed is much more diverse and in addition to the valuable minerals zircon, rutile and leucoxene, hosts a range of other minerals including garnet, ilmenite, pyriboles, staurolite, monazite, kyanite, cassiterite, titanite, and quartz. Typically, a non-magnetic feedstock contains about 55% zircon; 10%-15% rutile and 10% leucoxene with the significant remainder being other minerals. The zircon, leucoxene and ilmenite grains display a broad range in their respective compositions. Generally zircon is distinguished by two types namely pure (clear) and impure (metamict) varieties, and although both types contain ~65% ZrO2 the metamict type hosts undesired Fe, U, and Th of up to 0.05% levels. Silica-rich intergrowths commonly lower the titanium quality of leucoxene (to 85% TiO2 and lower), and similarly, Ti-poor ilmenite degrades the titanium content of the final ilmenite product to approximately 46% TiO2. Fe-Al silicate coatings are present on all mineral grains as surface deposits which impacts the quality of zircon and ilmenite products, but also impairs electrostatic and magnetic separation performance. Apart from having diverse chemical compositions, the various minerals also exhibit different physical properties and mineral separation is accomplished by exploiting these. The SCP magnetics surplus stream gets reprocessed through a small standalone scavenger plant with the crude ilmenite output being blended with SCP crude ilmenite processed through the MSP. The recovery conversion of Mineral Reserve to Saleable Product is based on empirical calculations and historical information retrieved from reconciliations. Metallurgical recoveries are dependent on a variety of factors. These factors that affect recoveries are listed as follows: • Clay fines content • Oversize • Other content and type • Material type • Other geometallurgical parameters such as physical and chemical mineral characteristics • Cementing and staining agents The operation runs 24 hours per day, 365 days per year and personnel cover shift operations, day crew, maintenance and various services. Haulage of HMC to and mineral product from the MSP are managed by contract. Figure 11 shows an abridged Schematic Flowsheet for the Mineral Processing at Namakwa Sands Operations.

Figure 11: General Flowsheet of Namakwa Sands Operations



West Mine
Run of Mine (ROM) Screen
ROM Stockpile
Mill Stockpile
Autogenous Mill
Double Deck Screens
Trommel Screens
Desliming Cyclones
Linear Screens
Wet Gravity (WG) Spiral Circuit
East Mine
Spiral Circuit
WG Tails (Returned to Mine)
Heavy Mineral Concentrate
Wet High Intensity Magnetic Separator (WHIMS)
Attritioners
Mags Rejects
Fluidised Bed Drier
Induced Magnetic Roll Separator (IRMS)
IRMS Rejects
Fluidised Bed Heater
Drum Magnet
Ilmenite Rejects
WG Tails (Reprocessed)
High Tension Roll Separator (HTR)
High tension Roll Separator (CoronaStat)
Electrostatic Plate Separator (EPS)
Electrostatic Screen Plate Separator (ESPS)
Ilmenite Product Bins
Rutile Product Bins
Zircon Product Bins
Ilmenite Flow
Zircon Flow
Rutile Flow
Transport by Train to Smelter
Rutile Rejects (Reprocessed)
Zircon Rejects (Reprocessed)

Typical mineral product qualities are shown in Table 4 below.

Table 4: Expected Typical Mineral Product Qualities

	Ilmenite	Rutile	Zircon	Zirkwa
$\%TiO_2$	46.3	93.0	0.11	0.5
$\%Fe_2O_3$	53.1	0.6	0.06	0.2
$\%ZrO_2$ (inc HfO_2)	-	1.2	66.4	64.3
$\%SiO_2$	1.15	2.8	32.8	33.0
$\%Al_2O_3$	0.5	0.6	0.16	0.5
%Mg	0.4	-	-	-
$\%MnO_2$	1.2	-	-	-
$\%P_2O_5$	0.03	-	-	-
%Sn	-	0.07	na	na
U+Th ppm	nd	140	450	850

15 Infrastructure

Potable water is sourced from the Olifants River Irrigation Scheme canal system.

Water is distributed to the MSP and Brand-se-Baai (BsB) for process and domestic use. Water is pumped to BsB via a 56 km pipeline at the rate of 280m3/h. This line also provides water to farmers along the line and rehabilitation areas at the Mine. Namakwa Sands holds servitude rights in the area adjacent to the tar sealed road between the Mineral Separation Plant and the Mine.

ESCOM supplies the MSP via the 132kV line from the Juno substation. A 132/22kV, 20MVA transformer from ESCOM supplies both

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NAMAKWA TECHNICAL REPORT SUMMARY 20 the MSP and a local farm. The allocated maximum demand is 7.5MVA for the MSP and the normal operating load is approximately 3.5MVA. For PCP East: Max = 5.2MVA, normal operating = 3MVA, for PCP West: Max = 10.5MVA, normal operating = 9MVA and for SCP: Max = 22MVA, normal operating = 12MVA The minerals are transported with purpose-built trailers and trucks between the Mine and MSP. The trucks travel on a tar seal road constructed for this purpose. A Sishen-Saldanha railway line connects the MSP and Smelter sites. The minerals are transported from the MSP to the Smelter/port storage in closed container trucks, to prevent mineral losses and contamination. Seawater is used in the primary and secondary separation processes and is pumped via the seawater pump station installation close to the Mine. 16 Market Studies The principal commodities titanium and zircon are freely traded, at prices and terms that are widely known, so that prospects for sale of any mineral production are virtually assured. Tronox is the world’s second largest producer of TiO2 based pigments and has the specific strategy of being predominantly vertically integrated. This means that its own mining production will provide the bulk of the titanium feedstock to its 9 pigment plants, located around the globe. Tronox Management Pty Ltd now markets all mineral products sold emanating from the Namakwa mine. However with the integrated pigment strategy, this predominantly relates to the range of zircon products. The Namakwa zircon products are highly sought for use in tile ceramics. Tronox routinely uses the services of various industry trade consultants to closely monitor and report on global production of titanium minerals and zircon as well as reporting on the current global supply and demand status, plus projections of new projects to come on stream, both timing and capacity. Export and import data by country is monitored. As noted earlier, zircon, TiO2 feedstock and TiO2 product pricing are internationally traded, specialized commodities. Generally speaking, the prices of our products are substantially in line with the prices for each of these products published quarterly by TZ Minerals International Pty Ltd (TZMI) and other independent consulting companies who track the mineral sands, titanium dioxide and coatings industries. The ilmenite product is smelter grade and converts well to high grade slag for use in chloride pigment plants. Natural Rutile has been marketed in the past with a TiO2 content of 94+% but is currently blended with leucoxenes and consumed internally by Tronox. The bulk of Namakwa zircon is classified as Premium Grade with a slightly higher contaminant grade product Zirkwa also produced. Namakwa zircon has consistently sold in line with market pricing. 17 Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups Tronox Namakwa Sands’ mining operations are covered by three Mining Rights issued by DMRE on 18 August 2008 and 30 March 2016. The Mining Rights cover 19,144 ha of land of which ~14,000 ha has been authorised for mining. Namakwa Sands is covered under a number of approved EMP’s, EMP addendums and Environmental Authorisations. These include: • 1990 Environmental Impact Report • 1992 Rehabilitation Plan • 1994 EMP Addendum to include the MSP • 2002 Revised EMP • 2005 EMP Addendum for the Effluent Treatment Plant & Gypsum disposal • 2005 EMP Addendum for the P1000 project • 2006 EMP Amendment pertaining to various issues on the bulk storage of fuel • 2011 Expansion of the Mining Footprint EMP (Applicable to Mine only) • 2011 UMM Plant EMP Addendum (Applicable to Mine only) • 2011 UMM Dryer EMP Addendum (Applicable to Mine only) • 2013 Quartz Reject Plant EMP Addendum (Applicable to MSP only) • 2016 Satellite Expansion (Expansion into Satellite Deposits) (Applicable to Mine only) • 2018 East OFS Infrastructure (Applicable to Mine only) • 2018 RSF6 and associated West Mine Infrastructure (Applicable to Mine only) • Water Use Licenses (Mine and MSP) • Air Emission Licenses (Mine and MSP) In terms of the EMPs and authorisations, various audits (internal and external) are conducted to ensure compliance with the conditions of these authorisations. There are no issues of noncompliance outstanding. The Namakwa operations are situated within the Succulent Karoo, part of the Cape Floristic Region (CFR), which is known for its large diversity of plants. Namakwa Sands propagates indigenous plants in an in-house nursery, transplants indigenous plants from areas to be mined in future and sows indigenous seeds as part of the rehabilitation programme to re-establish the natural biodiversity. Biodiversity audits are undertaken periodically to gain insight into the recovery of the Succulent Karoo veldt. The goal is to achieve sustainable small stock grazing capacity and species counted in rehab are up to 70% of pre-existing baseline audit.

NAMAKWA TECHNICAL REPORT SUMMARY 21 Soils are generally poor in nutritional value. Topsoil however plays a significant role in the success of rehabilitation. The top 50mm of the sandy aeolian soils contains 80% of the veld seed resource. A minimum of 50mm topsoil is therefore collected for rehabilitation purposes prior to commencement of mining activities and/or the establishment of any infrastructure. Seed viability deteriorates rapidly during soil storage, necessitating storage periods of three months or shorter. Rehabilitation Programme The EMPR (East Mine and West Mine rehabilitation plans and schedules) requires Namakwa Sands to rehabilitate continuously with mining advance. The first step in rehabilitation is the backfilling of tailings to generate a soft undulating landscape. Topsoil is then placed and levelled on the backfilled tailings. Windbreaks are then installed to minimize the impact of strong winds on topsoil and newly established vegetation. Re-vegetation includes the sowing of indigenous seed, transplantation of propagated plant from an in-house nursery and from undisturbed areas, clay fines dam walls will be sloped to 1:5 gradient and re-vegetated during LOM. Rainfall is not the single most important source of precipitation. Heavy dewfalls and sea fogs occur over approximately 100 days of the year because of the moderating effect the cold Atlantic ocean has on temperatures. The dewfalls and sea fogs supplement the rainfall resulting in a cumulative average annual precipitation of approximately 280 mm per annum. Groundwater Monitoring Groundwater is regularly monitored across all sites. There are elevated levels of some analytes at the MSP seeping from small storage dams. This water is managed through reclaim and recycling back to the process. At the mine there is a certain amount of seepage of process saltwater that escapes from the RSF dams. The natural ground water is quite salty and too high for unacclimatized stock usage. These dams are only a short distance from the coast where the water was originally sourced. The use of seawater during heavy mineral separation also results in salt being returned to the mining excavations in the backfill tailings which, along with the need to be able to easily convey, is why the return material is dewatered to a handleable extent. Dust Monitoring Because of site-specific climatic conditions and the nature of activities associated with mineral sand mining, fugitive dust is managed to reduce impacts outside the site boundaries. The rehabilitation netting works well to reduce windspeed at ground level for the betterment of plant growth and minimizing fugitive dust and sand. A system of monitoring with bucket catchment units around the mine perimeter is in place. Ionising Radiation Namakwa Sands operates under a nuclear authorisation issued under the terms of the National Nuclear Regulatory Act (Act No 47 of 1999). Waste streams at the Mine and the MSP, and product material such as primary and secondary zircon and rutile, are described as NORM (Naturally Occurring Radioactive Material). Low-level radioactive and chemically inert mineral tailings material from the Secondary Concentration Plant (SCP) at the Mine is blended back into the primary sand tailings. Adequate dilution is obtained since primary tailings constitute more than 90% of all tailings. This is returned to the mining voids and the surface areas are rehabilitated as required in the approved EMPR. The bulk of the radioactive waste, which has significantly higher radioactive levels is generated at the MSP. The mineral monazite naturally contains levels of uranium and thorium. This mineral primarily goes into stockpiles at the MSP which because of the much larger concentrations of rutile, zircon and ilmenite remain at site for further reprocessing. The treatment of the non-magnetics stream through the HAL process at the MSP results in some acid solubilized uranium and thorium however this is converted back to an immobile solid by neutralization with lime, filtration and inground disposal at Brand-se-Baai according to the approved EMPR. Mine Closure Mine closure cost has been estimated by consultants, using an internationally accepted closure assessment method. Closure items and components with relevance and commonality in terms of location and closure objectives are categorised into closure domains. The following closure domains are used; 1: Offices and Infrastructure; 2: Plant Infrastructure; 3: Water Infrastructure; 4: Waste and Product Storage Areas; 5: Conveyors; 6: Linear infrastructure, 7: Residue Storage Facilities (RSF’s) and associated infrastructure and 8: Mining Areas. Domain 9 deals with post-closure monitoring aspects and 10 with cost of Risk and the cost of Regulatory Aspects associated with a closure application. NEMA GNR 1147 prescribes that mine closure planning should be done over the total scheduled LOM. This requirement necessitates the inclusion and differentiation of the rehabilitation, the decommissioning and finally, the aftercare phase. The concurrent rehabilitation of the mine voids the RSF’s and stockpiles is scheduled to take place in the operational LOM period, whilst the decommissioning of the PCP East, PCP West, the West RSF 6 - 9, the planned East OFS RSF and the MSP with associated infrastructure will be initiated when reserves are depleted. The unscheduled closure cost is calculated as the cost of immediate, unplanned closure of all domains inclusive of decommissioning and restoration. The scheduled closure cost liability is made up of closure costs incurred during the scheduled LOM, followed by final closure, rehabilitation and or aftercare phases. Unscheduled closure cost is estimated at US$14.5M. The scheduled closure cost estimate is US$7.6M Community The local procurement targets as set out in the Mining Charter for capital goods and procurement of services are being met. For employment, the proportion of historically disadvantaged South Africans (HDSA) was 84% in total and well exceeded the required Mining Charter target levels of 40%.

NAMAKWA TECHNICAL REPORT SUMMARY 22 18 Capital and Operating Cost As the operation commenced in 1994 the project capital is no longer a relevant factor in determining the economic viability of the property. However, the economic analysis allows for ongoing minor stay in business capital and also a pre-feasibility estimate of a range of US$150 to US$200 million for the East OFS mine extension project. The operating costs are known and no longer subject to estimate. Costs used in the economic analysis come from Tronox internal cost accounting systems. 19 Economic Analysis For the financial modelling that supports the current Reserves, a range of mining block schedules are prepared by the senior mine development engineer. These schedules contain information on ore tonnes and grades, mineral assemblages and clay fines levels as well as other information that may impact on throughputs, recoveries and costs. Historical performance validated forecasting models have been used to predict a range of physical performance parameters for future ore blocks to be mined over the remaining life that are used as input drivers to the financial modelling and economic validation. Grouped cost drivers, physical and revenue parameters used in the modelling. There are many mineral sands mines operating worldwide. Many as standalone mineral sales operations producing mineral products similar to those emanating from Namakwa. With so many operations selling titanium and zircon mineral products on the open market Tronox chooses to value its ore reserves on the basis of what it would have to pay to buy the mineral products, if it didn’t produce and use them itself. Mineral pricing data is readily available through a number of industry sources and from Tronox own marketing team. The current Namakwa orebodies are expected to be depleted by approximately 2049. Key cost assumptions, macro and mineral price assumptions To determine the economic viability and cash flows of the Namakwa project, the Company utilized management’s best estimates of the following key assumptions for the mining operations: 1) mining and waste material removal cost, 2) primary plant variable cost, 3) concentrator fixed costs, 4) tailings fixed costs, and 5) maintenance, overhead and support services costs; and for the separation plants, the assumptions are as follows: 1) plant variable costs, 2) SCP and MSP fixed costs, 3) HMC haulage rates and 4) maintenance, overhead and support services. Other key assumptions were mineral royalties, distribution costs, mine and concentrator and MSP capital spending, tax rates, and exchange rates. Cash flows are positive for all years in the Life of Mine Plan. The physical mining and processing parameters used in the life of mine plan and applicable to exploiting the reserves result in a mine life of 25+ years and product yields from in ground mineral to saleable products as follows: • Ilmenite 68% • Zircon 63% • Rutile 63% Sensitivity analyses were conducted using variants such as commodity price, operating costs, capital costs, ore grade and exchange rates. As a result of these analyses, the project was determined to be economical viable in all scenarios. 20 Adjacent Properties Not applicable.

NAMAKWA TECHNICAL REPORT SUMMARY 23 21 Other Relevant Data and Information Glossary of Terms summarised in Table 5. Table 5: Glossary of Terms Term Definition AC Air Core drilling amsl Above mean sea level Clay Fines Clay and Fines finer than 45 micron, often suspended in water CPI Consumer Price Index, a measure of inflation CRM Certified reference material DFS Definitive feasibility Study DMRE Department of Mineral Resources and Energy DTM Digital Terrain Model DWAF Department of Water Affairs and Forestry EBIT Earnings before Interest and Tax EBITDA Earnings Before Interest, Tax, Depreciation and Amortisation GPS Global Positioning System GSSA Geological Society of South Africa HM Heavy Minerals HMC Heavy Mineral Concentrate HTR High Tension Rolls, a high voltage electric charging mineral separator IWULA Integrated Water Use License Act JORC Code Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves LOMP Life of Mine Plan Mbcm Millions of bank cubic metres ML Mining Lease MSP Mineral Separation Plant Mt Million tonnes MWh Mega Watt Hour, a unit of electricity consumption Neighbourhood Analysis Method of classifying multivariate data according to a given distance, provides optimal parameters for modelling. NYSE New York Stock Exchange OFS Orange Felspathic Sands OFSM Orange Felspathic Sands Mineralized OFSM2 Orange Felspathic Sands Second Mineralized layer, beneath waste OFSW Orange Felspathic Sands Waste Ordinary Kriging A statistical method of relating data points based on distance of separation PCP Primary Concentration Plant PFS Pre Feasibility Study QA/QC Quality Assurance/Quality Control QEMSCAN Quantitative. Evaluation of Materials by Scanning. Electron Microscopy RAS Red Aeolian Sands RET Recent Emergent Terrace, often coastal sand dunes ROM Run of Mine RSF Residue Storage Facility, often for clay fines SAMREC South African Code for the Reporting of Exploration Results, Resources and Mineral Reserves SCP Secondary Concentration Plant Strandline Line of concentrated heavy minerals usually associated with historical shorelines

NAMAKWA TECHNICAL REPORT SUMMARY 24 Term Definition THM Total Heavy Minerals VHM Valuable Heavy Minerals (total of Ilmenite+Rutile+Leucoxene+Zircon) XRF X-ray fluorescent Analysis Yield The recovered weight of material to a saleable product 22 Interpretation and Conclusions The declaration that the Namakwa operations have 703Mt of ore reserve at 2.90% ilmenite and 0.63 % zircon and resources of 306Mt at 2.05% ilmenite and 0.43% zircon is well supported. The minerals in the deposit show a limited existence of inclusions and composite grains which does impact on mineral recoveries and qualities. There is modest Fe staining of the zircon which responds well to HAL treatment. The ilmenite performs well in making a high TiO2 slag. Namakwa has a good record for rehabilitation of past mining areas, groundwater management, control of dust and radiation management. Relationships with key stakeholders and government regulators are also in good standing. The LOMP runs through to 2049 however, closure and rehabilitation plans and provisions for unplanned closure are appropriately made. On a minerals only basis, financial modelling shows that future reserves are profitably mineable with the existing equipment and infrastructure. The Namakwa operations are a key part of the Tronox vertically integrated pigment production process. 23 Recommendations That geological work continues to better define the economic margins of the resources, looking for inclusion, at least in part, as reserves to further extend mine life. 24 References List of References summarised in Table 6 Table 6: List of References Title Tronox Namakwa East OFS Project Pre-Feasibility Study 2020 Tronox Namakwa Mine Closure Plan 2020 Tronox Namakwa Operations 2021 Annual Resources and Reserves Report 25 Reliance on information provided by the registrant The preparation of this Technical Summary Report relies on information provided by Tronox and its employees in the following areas, as they are reasonably outside the expertise of the qualified persons. • Marketing plans and pricing forecasts as key inputs to the economic modelling • Environmental performance commitments and mine closure costing • Maintenance of licenses and other government approvals required to sustain the LOMP • Capital to progress the mining of the East OFS deposits. 26 Date and Signature Page This report titled “Namakwa Technical Report Summary” with an effective date of December 31, 2021 was prepared and signed by: /s/ Carlo Philander Carlo Philander, Regional Manager Mineral Resource Development Dated at Koekenaap, Western Cape, South Africa February 22, 2022